May 10, 2005



via U.S. mail and facsimile

Mr. Marcel de Groot
Principal Financial Officer
Luna Gold Corp.
475 West Georgia Street
Suite 920
Vancouver, British Columbia, Canada V6B 4M9


	Re:	Luna Gold Corp.
		Form 10-KSB for the fiscal year ended December 31, 2004
		File No. 333-41516

Dear de Groot:

      We have reviewed the above filing and have the following comments. Our review has been limited to the areas identified below.
Please provide us a response to the comments below and comply with the comments in future filings . If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB, filed April 14, 2005

Financial Statements, page 33

Report of Independent Registered Public Accounting Firm, page 35

1. We note your audit report was signed by an audit firm based in Vancouver, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of the "International Reporting and Disclosure
Issues in the Division of Corporation Finance" on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217. In addition, please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted.

Significant Accounting Policies, page 40

(a) Basis of Presentation, page 40

2. Explain to us why you refer to Canadian generally accepted accounting principles when the financial statements presented in the
Form 10-KSB are prepared in accordance with U.S. generally accepted accounting principles. In addition, you refer to Note 10 for further explanation of the measurement differences between these two accounting principles; however, Note 10 discusses subsequent events.
Please remove this disclosure in future filings or explain to us its relevance.

3. In future filings, remove the statement, "In the opinion of management, these financial statements reflect all adjustments considered necessary for a fair presentation of the financial position as of December 31, 2004 and 2003 and the results of operations and cash flows for the years ended December 31 2004 and 2003 and the period from January 20, 2003 to December 31, 2004," or explain to us its relevance.

(f) Stock options and stock-based compensation, page 42

4. Please note paragraph 45 of SFAS 123 was amended by SFAS 148. In future filings, revise your presentation to comply fully with disclosure requirements of SFAS 148. Refer to Illustration 6 in Appendix B of SFAS 148 for an example of the required tabular presentation.

Stockholders` Equity, page 47

	(b) Stock options and stock-based compensation, page 48

5. In future filings expand your disclosures related to stock options to comply fully with the disclosure requirements of SFAS 123. Specifically, it does not appear you have provided all the disclosures outlined in paragraph 48 of SFAS 123 in your current financial statements.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Jenifer Gallagher at (202) 942-1923 if you have any questions regarding the comments. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. Marcel de Groot
Luna Gold Corp.
May 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE